EX-10.1 2 ea131676ex10-1_ontrack.htm LOAN FINANCING AGREEMENT DATED DECEMBER 9, 2020

Exhibit 10.1

LOAN FINANCING AGREEMENT

This LOAN FINANCING AGREEMENT (this “Agreement”) is made and entered into as of December 9, 2020 (the “Effective Date”) by and among On Track Innovations Ltd., a company incorporated under the laws of the State of Israel, having its principal executive offices at Hatnufa 5, Yokneam Industrial Zone, Box 372, Yokneam 2069200, Israel (the “Borrower” or the “Company”) and the Lender(s) (as defined below).

WHEREAS, in order to assist in funding the day-to-day operations of the Company while the Company pursues strategic options, including without limitation financing options such as a rights offering, the Lender(s) have agreed to extend to the Company a convertible bridge loan in the amount of up to US $1,500,000 (one million and five hundred thousand United States dollars), payable in two tranches: one of US $625,000 (six hundred and twenty five thousand United States dollars) (the “Initial Tranche”) at the initial closing, and one of US $875,000 (eight hundred and seventy five thousand United States dollars) at a deferred closing (the “Second Tranche”), subject to the terms and conditions of this Agreement; and

WHEREAS, the Lead Lender (as such term is defined below) is the Controlling Shareholder of the Company (as such term is defined under the Israeli Companies Law, 5759-1999, as amended (the “Companies Law”) and accordingly this Agreement is structured so it meets the requirements of Regulation 1(5) to the Companies Regulations (Reliefs – Interested Party Transactions) 5760-2000, as amended (the “Reliefs Regulations”); and

WHEREAS the Audit committee of Company and the Board of Directors of the Company (the “Board”) have each determined that the provisions of this Agreement are in accordance with Regulation 1(5) of the Reliefs Regulations and in particular that the entering into this Agreement is in the best interest of the Company.

NOW, THEREFORE, in consideration of the mutual agreements herein contained, and intending to be legally bound, the Lender(s) and the Borrower agree as follows:

1.	Definitions.

1.1.

“Additional Lender(s)” shall mean one or more lender(s) approved by the Board to advance all or part of the Second Tranche, on the same terms and conditions as those contained in this Agreement. In the event that Additional Lender(s) participate in the Second Closing (as defined below), each such Additional Lender shall become a party to this Agreement and shall be deemed a Lender under this Agreement, shall enjoy all rights and be bound by all obligations as the Lender(s) under this Agreement and shall be bound by the notices, consents or agreements, elections, demands or other actions to be given, made or taken by the Majority Lender(s), on behalf of all Lender(s), in accordance with the terms and conditions hereof.

1.2.

“Group” means (i) the Borrower and its subsidiaries, (ii) any holding company of the Borrower, and (iii) any subsidiaries of such subsidiaries or holding companies from time to time, and “Group Company” means any member of the Group.

1.3.	“Lender(s)” shall mean the JERRY L. IVY, JR., DESCENDANTS’ TRUST (the “Lead Lender”) and Additional Lenders to the extent existing.

1.4.	“Loan Amount” shall mean the principal amount advanced by the Lender(s) to the Company in both the Initial Closing and the Second Closing.

1.5.

“Majority Lender(s)” shall mean the Lender(s) who have loaned (or, prior to the Initial Closing, have undertaken to loan) more than 50% (fifty percent) of the Loan Amount, which majority shall include the Lead Lender.

1.6.

“Maturity Period” shall mean 6 (six) months following the Initial Closing, unless extended, in writing and in advance at the option of the Majority Lender(s) at their sole and absolute discretion, for such time from the Initial Closing as to be agreed by Majority Lenders and the Borrower.

1.7.	“Secured Amount” shall mean the Loan Amount together with Interest accrued and all fees, expenses, and other amounts outstanding under this Agreement.

1.8.	“Security Interest” shall mean any mortgage, pledge, lien, hypothecation, assignment by way of security, security interest or other charge or encumbrance over, of or in the relevant property.

2.	Loan.

2.1.

Initial Tranche. On the basis of, and subject to, the conditions to the Initial Closing stated in Section 9.1 below and the representations and covenants made by the Borrower herein, the Lead Lender agrees to make a loan in the total amount of the Initial Tranche to the Borrower, at the Initial Closing, and the Borrower undertakes to receive from the Lead Lender the Initial Tranche, at the Initial Closing.

2.2.

Second Tranche. On the basis of, and subject to, the conditions to the Second Closing stated in Section 9.2 below and the representations and covenants made by the Borrower herein, the Lead Lender and/or the Additional Lender(s), if any, agree, severally and not jointly, to make a loan in the total amount of the Second Tranche to the Borrower, at the Second Closing, according to the allocation between the Lender(s) as shall be agreed and appended hereto as Appendix A (provided, however, that the Lead Lender hereby commits to advance any unsubscribed portion of the Second Tranche, under the terms and conditions hereof) and the Borrower undertakes to receive from the Lender(s) the Second Tranche, at the Second Closing.

2.3.

Disbursement. The Loan Amount shall be disbursed to the Company at the Initial Closing or the Second Closing, as the case may be, by wire transfer in immediately available funds to the account designated in writing by the Company.

2.4.

Use of Proceeds. As an affirmative covenant of the Company, the proceeds of the Loan Amount shall be used by the Company for the purposes of funding the Company’s operations and working capital while the Company pursues strategic options, including, without limitation, engaging an investment bank to identify opportunities for a sale of the Company, such engagement to be made within two (2) weeks of the Initial Closing, and exploring financing options such as a rights offering. As a further affirmative covenant of the Company, the proceeds of the Loan Amount shall not be used by the Company for the purposes of repayment of the Polish Debt (as defined below), in whole or in part. The Board shall approve the use of the proceeds of the Loan Amount and monitor its use according to the cash budget appended hereto as Appendix B (the “Budget”).

3.

Interest. The Loan Amount shall bear interest on all outstanding principal at an interest rate of 8.0% (eight percent) per annum (the “Interest”), which shall accrue daily and be payable, together with the principal amount of the Loan Amount, from the date of the Initial Closing and/or the Second Closing, as the case may be, and until its full repayment in accordance with Section 4; provided, however, that upon an extension of the Maturity Period beyond the initial 6 (six) months period, in accordance with Section 1.6, the Interest shall automatically increase, effective as of the expiration of such initial 6 (six) months period, to the rate of 10.0% (ten percent) per annum.

4.	Repayment.

4.1.

Repayment. The Loan and all accrued interest shall be repaid in cash by the Company to the Lender(s) on the last day of the Maturity Period, provided that if the Maturity Period is extended in accordance with Section 1.6 the accrued interest for the first 6 (six) months shall be paid by the Company to the Lender(s) in cash at the time of the extension and the accrued Interest for the extension period, as increased in accordance with Section 3, shall be paid by the Company to the Lender(s) in cash on the last day of the Maturity Period as extended. In addition, the Company may repay the Initial Tranche and/or the Second Tranche, in whole and not in part, and any accrued Interest thereon, at any time prior to the expiration of the Maturity Period, in its sole discretion. The Company shall notify the Lender(s) of its intention to repay any tranche no less than ten (10) business days prior to any actual repayment.

4.2.

Maturity. In the event that upon expiration of the Maturity Period, any portion of the Secured Amount is still outstanding, then the Lead Lender, may at any time following the expiration of the Maturity Period, demand in writing, at its sole and absolute discretion, the immediate repayment to all Lender(s) of each Lender’s respective portion of the Secured Amount.

4.3.

Sale of Asset or Business. Without derogating from the provisions of the Debenture (as defined below), in the event that the Company and/or any Group Company sells, conveys, transfers, exclusively licenses, grants or leases or otherwise disposes of (or agrees to do any of the foregoing at any future time) any asset, business or activity, except only for non-material assets in the ordinary course of business of the Company and consistent with its past practices and/or as set forth in Sections 6.1(a)-(c) only of the Debenture, as defined below (“Dispose” or “Disposition”), while any portion of the Secured Amount remains outstanding, then the proceeds from such Disposition shall be used to repay to each Lender its respective portion of the Secured Amount, subject to the provisions of Section 7 below. In the event of a Disposition is consummated prior to the Second Closing, then the repayment in full to each Lender of its respective portion of the Secured Amount in connection with the Initial Tranche, pursuant to the provisions of this Section 4.3 above, shall not relieve the Lender(s) from their obligation to provide the Second Tranche under the terms and conditions hereof (including, without limitation, by way of setoff of such repayment against the provision of the Second Tranche, if so elected by the Lead Lender).

4.4.

Corporate Transaction. In the event that the Company enters into a transaction pertaining to either (a) a Disposition of all or substantially all of its assets in any market to any person, or group of related persons, in one transaction or a series of related transactions, (b) a consolidation or merger of the Company with or into any other corporation or other entity or person, or any other recapitalization, share exchange or corporate reorganization, in which the shareholders of the Company immediately prior to such consolidation, merger, recapitalization, share exchange or reorganization own less than 50% (fifty percent) of the voting power of the continuing or surviving entity immediately thereafter, (c) the sale or other disposition of shares of the Company representing 50% (fifty percent) or more of the total voting power of the Company’s outstanding share capital in one transaction or a series of related transactions to any person, or group of related persons, or (iv) the formation of any form of partnership, joint venture, association or other business organization or strategic alliance, in which the Company would participate if, as a result thereof, all or substantially all of the assets of the Company would be transferred to any person not controlled by the Company (each such event being referred to herein as a “Corporate Transaction”), while any portion of the Secured Amount is still outstanding, then the Secured Amount shall be repaid in full to the Lender(s), immediately prior to, or concurrently with, and as a condition to, the closing of the Corporate Transaction, subject to the provisions of Section 7 below.

5.	Conversion.

5.1.

At any time prior to the repayment in full of the Secured Amount, the Lead Lender shall be entitled, at its sole and absolute discretion, by written notice to the Company, to demand (such demand shall bind and shall apply to all the Lender(s)), to convert the entire Secured Amount into Ordinary Shares, par value NIS 0.1 each, of the Company (the “Ordinary Shares”), at a price per share equal to the lower of (a) US $0.20 (twenty US cents) per share (subject to appropriate adjustment in the event of any bonus shares, combinations or splits) and (b) a price per share reflecting a discount to the average closing bid price of an Ordinary Share over the twenty (20) trading days preceding the Initial Closing (the “Benchmark Price”) as follows:

a)	If conversion occurs no later than three (3) months after the Initial Closing, the discount shall be 20% (twenty percent) of the Benchmark Price;

b)	If conversion occurs more than three (3) months but no later than six (6) months after the Initial Closing, the discount shall be 30% (thirty percent) of the Benchmark Price;

c)

If conversion occurs more than six (6) months after the Initial Closing (to the extent extended in accordance with the terms hereof), the discount shall be 50% (fifty percent) of the Benchmark Price; and

d)	If conversion occurs upon an Event of Default (as defined below), the discount shall be 50% (fifty percent) of the Benchmark Price.

5.2.

For the avoidance of any doubt and notwithstanding any other provision herein, other than being subject to Section 5.3, in any event in which the Company intends or is obligated to repay the Secured Amount, in whole or in part, in cash, under the terms hereof, the Company shall notify the Lead Lender of such intended repayment no less than ten (10) business days prior to any actual repayment, to allow the Lead Lender to demand conversion of the respective amount, or any part thereof, into Ordinary Shares pursuant to Section 5.1 above. To the extent that the repayment in cash is expected to be performed in connection with the completion or consummation of a Disposition or a Corporate Transaction (subject to Section 5.3), the Lead Lender shall be so advised and shall be entitled to provide a conversion notice that is contingent upon such completion or consummation.

5.3.

This Section 5 shall enter into effect only upon approval thereof by the shareholders of the Company in accordance with the requirements of the Companies Law, which approval shall apply to a controlling shareholder transaction that includes a private offering that may increase the holdings of a controlling shareholder to and above 45% (forty five percent) of the share capital of the Company (a “Shareholders’ Approval”), and (except for this Section 5.3) shall be deemed of no force or effect at any time prior to obtaining such Shareholders’ Approval, if at all. The Company shall act to convene a shareholders meeting to obtain the Shareholders’ Approval as soon as possible following the execution hereof, but in any event no later than fifty (50) days following the Initial Closing.

6.

Default. Unless waived in writing by the Majority Lender(s) (either prospectively or retroactively), the Secured Amount shall immediately become due and payable in cash, without the need for any notice by the Lender(s), upon the occurrence of any of the following events: (a) immediately prior to the commencement by the Borrower or any Group Company of any liquidation proceedings or the adoption of a winding up resolution by the Borrower or any Group Company, or the calling by Borrower or any Group Company of a meeting of creditors for the purpose of entering into a scheme or arrangement with them; (b) the commencement by third parties of any liquidation proceedings that is not dismissed or stayed within thirty (30) days; (c) the appointment of a receiver or trustee over the whole or any part or the Borrower’s or any Group Company’s assets; (d) the levy of an attachment or the institution of execution proceedings against all or a substantial part of Borrower’s or any Group Company’s assets, and the levy is not discharged or stayed (whether through the posting of a bond or otherwise) within ten (10) days after the occurrence thereof; (e) a breach by the Borrower or any Group Company of any term of the Transaction Documents (as defined below), that was not cured within ten (10) days from its occurrence (if curable); (f) any representation, warranty or statement made by the Borrower or by any Group Company in the Transaction Documents and/or in any filing made by the Company with the SEC or any other governmental agency is incorrect, untrue or misleading in any material respect when it is made or deemed repeated; (g) any financial indebtedness of the Company or any Group Company is not paid when due or any Security Interests over any material part of the assets of the Borrower or any Group Company is lawfully enforced; (h) any event that triggers an acceleration of any rights or obligations of the Borrower or any Group Company occurs such as rights held by employees and service providers, or repayment obligations towards lenders or noteholders; (i) any judgment made against the Borrower or any Group Company is not paid, stayed or discharged within the applicable legal period; (j) the Borrower or any Group Company shall stop payment or shall be unable to, or shall admit inability to, pay its debts as they fall due, or shall be adjudicated or declared bankrupt or insolvent or shall enter into any composition or other arrangement with its creditors generally; (k) any event or series of events occur(s), which in the reasonable opinion of the Majority Lender(s) (after receiving a written explanation from the Company within seven (7) days of the Majority Lender(s) written notice to the Company regarding the facts triggering the material adverse effect) has a material adverse effect either (a) on the ability of the Borrower or any Group Company to comply with any of its material obligations hereunder, or (b) on the value or the Borrower or any Group Company’s ownership rights with respect to the key assets covered by the Floating Charge (a “Material Adverse Effect”); or (l) the Borrower or any Group Company ceases, threatens to cease, or suspends carrying on its business or a part of its business (except in respect to a subsidiary of the Borrower as part of an internal reorganization of the Group) (each, an “Event of Default”). The Borrower shall notify the Lender(s) immediately of the occurrence of any Event of Default as soon as it is aware of it and, upon receipt of a written request to that effect from any Lender (which shall only be made when such Lender has internal reasons to so request), confirm within two (2) business days to all the Lender(s) that, except as previously notified to the Lender(s) or as notified in such confirmation, no Event of Default has occurred.

7.	Other Indebtedness.

7.1.

The Lender(s) acknowledge the indebtedness of the Borrower’s Polish subsidiary, ASEC S.A. (Spolka Akcyjna) (“ASEC”) to PKO Bank Polski, a Polish bank (the “Polish Bank”) under that certain loan agreement dated May 24, 2019 (as amended), between ASEC and the Polish Bank, as further amended prior to the date hereof to postpone the maturity date of the loan provided to ASEC by the Polish Bank to December 22, 2020 (the “Polish Debt”). Borrower agrees to make commercial efforts to extend (under existing terms) the maturity debt to December 22, 2021.

7.2.

Notwithstanding anything herein to the contrary, the Lender(s) shall not restrict repayment in cash or other settlement of the Polish Debt by ASEC through use of proceeds from the Disposition of any asset, business or activity of ASEC only.

7.3.

Immediately upon repayment or other settlement of the Polish Debt to the Polish Bank, the Company shall secure the release of any Security Interests granted to the Polish Bank by ASEC in connection with the Polish Debt.

8.	Collateral.

8.1.

Floating Charge. The Borrower hereby undertakes that on the date hereof it shall enter into a Debenture, in the form attached as Appendix C (the “Debenture”), as security for the Secured Amounts, granting to the Lender(s) a first priority (subject only to those Security Interests detailed in Appendix D-1 attached hereto, the “Company Permitted Security Interests”) floating charge over all the tangible or intangible assets and other property of the Borrower as of the date hereof or hereafter acquired (the “Floating Charge”). At the reasonable request of the Lead Investor, at any time prior to the repayment in full of the Secured Amount, the Borrower shall enter into additional security documents, as shall be required to protect and perfect the Floating Charge for the benefit of the Lender(s) hereunder.

8.2.

Covenant. The Borrower hereby undertakes to maintain its current level of debt in Bank Leumi as reflected in Appendix I attached hereto (subject to a five percent (5%) margin) except in respect of receivables factoring which may vary from current levels provided that receivables payment and factoring terms remain consistent with past practice.

8.3.

Negative Pledge. The Borrower hereby undertakes not to create or permit to subsist any Security Interest on (or agree to do any of the foregoing at any future time) any of the Borrower’s or any Group Company’s rights, assets and property (whether ranking in priority or parity to the Security Interests created under this Agreement), except for the Company Permitted Security Interests and future fixed charges on assets of the Company acquired by the Company following the Initial Closing, provided that such charges are made in favor of the actual sellers or lessors of such assets, and purchase loans (including bank guarantees and letters of credit) made by the actual seller or lessor of such assets or a financial institution specifically financing such an acquisition or lease of assets.

8.4.

Removal. Upon the repayment in full of the Secured Amount, the Lender(s) shall promptly execute any and all documents required by the Company in order to remove the Security Interest created pursuant hereto and the Debenture shall expire and shall become null and void.

9.	Closing.

9.1.

Initial Closing. Subject to the fulfillment, or waiver by the Lead Lender, of the conditions set forth herein, the initial closing of the transaction contemplated hereunder shall take place electronically, on December 14, 2020 or such other date, time and place as the Company and the Lead Lender shall mutually agree (the “Initial Closing”).

9.1.1.

The obligation of the Lead Lender to disburse the Initial Tranche to the Borrower is subject to the satisfaction, at or prior to the Initial Closing, of each of the following conditions, which shall be deemed to occur simultaneously (no transaction shall be deemed to have been completed or any document delivered until all such transactions have been completed and all required documents delivered):

9.1.1.1.

The Board and the Company’s audit committee shall have approved the execution and delivery by the Company of this Agreement (including all appendices, exhibits and schedules hereto, which shall form an integral part of this Agreement), the Debenture and all ancillary and associated documents (the “Transaction Documents”) in compliance with the provisions of the Companies Law, and a copy of such consent was provided to the Lead Lender, to its satisfaction.

9.1.1.2.

The Company shall have received the consent and approval of Bank Leumi and all necessary third party consents and approvals for the execution and delivery of this Agreement (except only for the approval of the Israeli Innovation Authority (“IIA”) with respect to the charge of intellectual property funded by the IIA ("Funded-IP")), and copies of such consents and approvals were provided to the Lead Lender, to its satisfaction.

9.1.1.3.	The Company shall have executed and delivered to the Lead Lender a signed copy of the Transaction Documents.

9.1.1.4.

The Company shall have submitted the original Debenture, its translation to Hebrew and an original confirmation of its translation’s compatibility to the Companies Registrar or any equivalent in any relevant foreign jurisdiction for registration of the Security Interest therein, in compliance with all applicable laws in respect of such registration within the time frame provided for under applicable law, and shall have provided the Lead Lender with certificate(s) issued by the applicable governmental agencies confirming the registration and perfection of the Floating Charge created hereunder.

9.1.1.5.	The Borrower’s representations and warranties hereunder or those which are set out in other Transaction Documents are true and correct on the Initial Closing.

9.1.1.6.

The Borrower shall have performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement or other Transaction Documents that are required to be performed or complied with by it on or before the Initial Closing.

9.1.1.7.	An Event of Default has not occurred or would result from the borrowing to be made pursuant to this Agreement.

9.1.1.8.

There is no material adverse change in the general affairs, business, management, results of operations or financial condition of the Group, whether or not arising from transactions in the ordinary course of business.

9.1.1.9.	The Company’s Chief Executive Officer shall have duly executed a compliance certificate, and a copy of such certificate was provided to the Lead Lender, to its satisfaction.

9.1.1.10.

The Company’s Chief Financial Officer shall have duly executed a certificate pertaining to the budget set forth in Appendix B as updated as of the date of the Initial Closing, and a copy of such certificate was provided to the Lead Lender, to its satisfaction.

9.1.2.

The obligation of the Borrower to effect the Initial Closing is subject to the satisfaction, at or prior to the Initial Closing, of each of the following conditions, which shall be deemed to occur simultaneously (no transaction shall be deemed to have been completed or any document delivered until all such transactions have been completed and all required documents delivered):

9.1.2.1.	The Lead Lender’s representations and warranties hereunder or those which are set out in other Transaction Documents are true and correct on the Initial Closing.

9.1.2.2.	The Lead Lender shall have made payment of the Initial Tranche by way of a wire transfer in immediately available funds to the account designated in writing by the Company.

9.2.

Second Closing. Subject to the fulfillment, or waiver by the Majority Lender(s), of the conditions set forth herein, the second closing of the transaction contemplated hereunder shall take place electronically, as soon as the following conditions are fulfilled (or shall be fulfilled upon closing), as the Company and the Majority Lender(s) shall mutually agree (the “Second Closing”).

9.2.1.

The obligation of Lender(s), severally and not jointly, to disburse their respective portions of the Second Tranche to the Borrower is subject to the satisfaction, at or prior to the Second Closing, of each of the following conditions, which shall be deemed to occur simultaneously (no transaction shall be deemed to have been completed or any document delivered until all such transactions have been completed and all required documents delivered):

9.2.1.1.

The Company shall have either: (i) repaid the Polish Debt in full, or (ii) secured the postponement of the maturity date of the Polish Debt to no earlier than December 22, 2021, such postponement evidenced to the satisfaction of the Lead Lender.

9.2.1.2.

The Company shall have received the approval of the IIA in compliance with all requirements under the Law for the Encouragement of Research, Development and Technological Innovation, 5744-1984 to include the Funded-IP in the Floating Charge, and a copy of such approval was provided to the Lender(s), to their satisfaction.

9.2.1.3.

To the extent required, the Company shall have registered the Floating Charge on the Funded-IP with the Companies Registrar or any equivalent in any relevant foreign jurisdiction and perfected the Security Interest therein.

9.2.1.4.

To the extent required, the Company shall have provided the Lead Lender with certificate(s) issued by the applicable governmental agencies confirming the registration and perfection of the Floating Charge created hereunder with respect to the Funded-IP.

9.2.1.5.

To the extent that the Company shall not have been able to register (pursuant to Section 9.2.1.3) in the US the Floating Charge over intellectual property that is registered in the US, such inability to be evidenced to the satisfaction of the Lead lender, the Company shall have registered a fixed, specific or "blanket charge" over such intellectual property in the USPTO, as the local law shall permit, and shall have provided the Lead Lender with certificate(s) issued by the USPTO confirming such registration, while it is hereby agreed that this registration is subject to the Company Permitted Security Interests and shall not affect the priorities set forth in Section 8.1 above.

9.2.1.6.

The Company shall have received all necessary corporate and third party consents and approvals, if and as required, for the execution and delivery of any joinder to the Transaction Documents by all Additional Investors, if any (“Joinder”), and copies of such consents and approvals were provided to the Lender(s), to their satisfaction.

9.2.1.7.	The Company shall have executed and delivered to the Lender(s) a signed copy of each Joinder, if applicable.

9.2.1.8.	The Borrower’s representations and warranties hereunder or those which are set out in the other Transaction Documents are true and correct on the Second Closing.

9.2.1.9.

The Borrower shall have performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement and the other Transaction Documents that are required to be performed or complied with by it on or before the Second Closing, including without limitation the engagement of an investment bank and the circulation of notices or actual convening of a general meeting of the Company's shareholders for obtaining the Shareholders' Approval, in compliance herewith.

9.2.1.10.

The Borrower shall have presented satisfactory evidence of the use of proceeds of the First Tranche in compliance with the Budget (as it may have been supplemented in writing with the prior consent of the Lead Lender).

9.2.1.11.	An Event of Default has not occurred or would result from the borrowing to be made pursuant to this Agreement.

9.2.1.12.

There is no material adverse change in the general affairs, business, management, results of operations or financial condition of the Group, whether or not arising from transactions in the ordinary course of business.

9.2.1.13.	The Company’s Chief Executive Officer shall have duly executed a compliance certificate and a copy of such certificate was provided to the Lender(s), to their satisfaction.

9.2.1.14.

The Company’s Chief Financial Officer shall have duly executed a certificate pertaining to the budget set forth in Appendix B as updated as of the date of the Second Closing, and a copy of such certificate was provided to the Lead Lender, to its satisfaction.

9.2.2.

The obligation of the Borrower to effect the Second Closing is subject to the satisfaction, at or prior to the Second Closing, of each of the following conditions, which shall be deemed to occur simultaneously (no transaction shall be deemed to have been completed or any document delivered until all such transactions have been completed and all required documents delivered):

9.2.2.1.	The representations and warranties of each Lender(s) hereunder or those which are set out in the other Transaction Documents are true and correct on the Second Closing.

9.2.2.2.	The Lender(s) shall have made payment of their respective portions of the Second Tranche by way of a wire transfer in immediately available funds to the account designated in writing by the Company.

10.

Borrower's Representations and Warranties. Borrower hereby represents and warrants, as of the Effective Date and as of the date of the Initial Closing and the Second Closing, to the Lender(s) that (any reference in this Section 10 to the Borrower shall be deemed to apply to the Borrower and all Group Companies):

10.1.

The Borrower is a corporation duly organized and validly existing under the laws of the state of its incorporation and has the power to own and lease its properties and to carry on its business as now being conducted and as proposed to be conducted.

10.2.

Assuming provision of the Initial Tranche and the Second Tranche pursuant to this agreement, the Borrower is not "insolvent", within the meaning prescribed by applicable law, or unable to pay its debts and liabilities (including contingent, future or subordinated) when due, nor could it be deemed by a court to be insolvent or unable to pay such debts when due, nor, in any such case, will it become so as a result of entering into this Agreement, or performing any transaction contemplated by the Transaction Documents.

10.3.

The Borrower has full power and authority to consummate the transactions contemplated hereunder. Unless otherwise provided in this Agreement, no consents, authorizations or approvals of any kind of any governmental authority or other third party are required in connection with the execution or performance of the Transaction Documents by Borrower, or such consents have been obtained.

10.4.

The consummation of the transactions contemplated hereunder and the performance of the Transaction Documents by the Borrower do not violate the provisions of the Articles of Association of the Borrower, or any applicable law, and will not result in any breach of, or constitute a default under, any agreement or instrument to which the Borrower is a party or under which it is bound. The execution and performance of the Transaction Documents by the Borrower have been duly authorized by all necessary actions, and the Transaction Documents have been duly executed and delivered by the Borrower. The Transaction Documents are valid and binding upon the Borrower and enforceable in accordance with their terms.

10.5.

The execution and performance of the Transaction Documents by the Borrower will not (a) give to others any rights, including rights of termination, cancellation or acceleration, in or with respect to any agreement, contract or commitment referred to in this paragraph, or to any of the properties of the Borrower, or (b) unless otherwise provided in this Agreement, require the consent or approval of any person or entity.

10.6.

In this Agreement, all patents, trademarks, service marks, trade names, copyrights and all trade secrets, including know-how, invention, designs, processes, computer programs, algorithms, drawings, photographs, models, and any other form of intellectual property, shall collectively referred to herein as “Intellectual Property”. The Borrower's registered or registrable Intellectual Property is listed on Appendix E hereof (“Registered IP”). Intellectual Property which is not listed in Appendix E shall be referred to as “Un-Registered IP”. The Borrower possesses all right, title, and interest in and to the Registered IP (it being understood that with respect to patents, the foregoing representations shall apply only to the ownership of a patent application and the inventions covered thereunder and not as a representation regarding the patentability of any invention or the scope of any patent that may be granted pursuant to such application). All Un-Registered IP which the Borrower currently uses or intends to use is either owned by the Borrower or the Borrower has the right to use such Un-Registered IP pursuant to written license, sublicense, agreement, or permission, free and clear of any security interest, third party rights and royalties or other fees. Each item of Intellectual Property owned or used by the Borrower immediately prior to either the Initial Closing or the Second Closing hereunder, as the case may be, will be owned or available for use by the Borrower on substantially the same terms and conditions immediately subsequent to the Initial Closing or the Second Closing hereunder, as applicable. The Borrower's Funded-IP is also listed on Appendix E hereof.

10.7.

No Infringement. (i) To the Borrower’s best knowledge, the Borrower has not interfered with, infringed upon, misappropriated, or otherwise come into conflict with any intellectual property rights of any third party nor will the conducting by it of its business, or use of the Intellectual Property, as presently conducted and as proposed to be conducted interfere, infringe upon, misappropriate or otherwise come into conflict with any Intellectual Property rights of any third party; (ii) since 1.1.2014, the Borrower has not received any charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that the Borrower must license or refrain from using any intellectual property rights of any third party) and to the Borrower’s best knowledge there is no basis for such; and (iii) to the Borrower's best knowledge, no third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property of the Borrower.

10.8.

Protection of IP Rights and Trade Secrets. The Borrower takes such action to maintain and protect each item of Intellectual Property that it owns or uses which actions are reasonable and customary in the industry in which the Borrower operates. All the confidential information is being (and has been) continuously maintained in confidence by the Borrower by taking reasonable precautions to protect and prevent its disclosure to unauthorized parties. The Borrower has complied in all material respects with the requirements of, and has filed all material documentation required in dealing with, all patent and trademark offices and any other patent registry agency in which its patent applications were filed; and all patents (if any) and patent applications are in effect, and, to the Borrower's best knowledge, there is no prior art or any other possible claim which renders the inventions of the Borrower referred to in the patents, patent applications and related documentation (if any) invalid in any manner.

10.9.

Litigation. Except as set forth in Appendix F attached hereto, or as otherwise communicated in writing to the Lead Lender prior to the execution of this Agreement, the Borrower is not: (i) subject to any outstanding injunction, judgment, order, decree, writ, stipulation, ruling, or charge of any court or any governmental agency or any arbitrator; or (ii) a party or to the Borrower’s knowledge, is threatened in writing to be made a party to any action, suit, proceeding, hearing, complaint, charge or investigation of, in, or before any court or quasi-judicial or administrative agency of any state, municipal, or foreign jurisdiction or before any arbitrator or other method of settling disputes or disagreements. The Borrower does not know, anticipate, or has any basis to believe that any such action, suit, proceeding, hearing, complaint, charge or investigation may be brought or threatened against the Borrower and the Borrower does not intend to initiate any such action, suit, proceeding, hearing, complaint, charge or investigation. Without derogating from any of the foregoing, there is no action, suit, proceeding, or investigation pending or to the Borrower’s knowledge, currently threatened in writing involving any of the Borrower’s employees, their use in connection with the Borrower’s business of any information or techniques allegedly proprietary to any of their former employers, or their obligations under any agreement with prior employers.

10.10.

Financial Statements. Attached as Appendix G hereto are reviewed consolidated financial statements of the Borrower as of and for the period that ended on September 30, 2020 (the “Financial Statements”). The Financial Statements: (i) have been prepared in accordance with accounting practices generally accepted in the United States (“US GAAP”) applied on a consistent basis, (ii) are in accordance with the books and records of the Borrower, and (iii) are true and correct in all respects and present fairly the financial condition of the Borrower at the date or dates therein indicated and the results of operations and cash flows for the periods therein specified; provided, however, that the reviewed Financial Statements are subject to normal year-end adjustments and lack footnotes and other presentation items and that the Monthly Report has not been audited or reviewed by Company's auditing accountants. All proper and necessary books of account and accounting records have been maintained by the Borrower, are in its possession and contain accurate information in accordance with generally accepted principles consistently applied relating to all transactions to which the Borrower has been a party. Except as set forth in the Financial Statements, the Borrower has no known or unknown liabilities, contingent or otherwise, and obligations under contracts and commitments incurred in the ordinary course of business and not required under US GAAP to be reflected in the Financial Statements. The Borrower maintains and will continue to maintain a standard system of accounting established and administered in accordance with US GAAP.

10.11.

Changes. Except as set forth in Appendix H, Since September 30, 2020, the operations and business of the Borrower have been conducted in all respects only in the ordinary course of business, the Borrower has not entered into any transaction which was not in the ordinary course of its business and there has not been: (i) any material change in the assets, liabilities, financial condition or operating results of the Borrower; (ii) any damage, destruction or loss, whether or not covered by insurance, to any of the material assets, properties, financial condition, operating results, prospects or business of the Borrower (as such business is presently conducted and as it is proposed to be conducted); (iii) any waiver or compromise by the Borrower of a valuable right or of a material debt owed to it; (iv) any satisfaction or discharge of any lien, claim or encumbrance or payment of any obligation by the Borrower; (v) any change or amendment to a material contract or arrangement by which the Borrower or any of its assets or properties are bound or subject; (vi) any material change in any compensation arrangement or agreement with any employee, officer, director or shareholder of the Borrower; (vii) any sale, assignment or transfer of any patents, trademarks, copyrights, trade secrets or other intangible assets of the Borrower; (viii) any resignation or termination of employment of any officer or key employee of the Borrower; (ix) any receipt of written notice that there has been a loss of, or material order cancellation by, any major customer of the Borrower; (x) any mortgage, pledge, transfer of a Security Interest in, or lien, created by the Borrower, with respect to any of its material properties or assets, except liens for taxes not yet due or payable; (xi) any loans or guarantees made by the Borrower to or for the benefit of its employees, officers or directors, or any members of their immediate families, other than travel advances and other advances made in the ordinary course of its business; (xii) any declaration, setting aside or payment or other distribution in respect of any of the Borrower’s share capital, or any direct or indirect redemption, purchase or other acquisition of any of such share capital; (xiii) any other event or condition of any character that might to the Borrower’s knowledge, materially and adversely affect the assets, properties, financial condition, operating results or business of the Borrower, as such business is presently conducted and as it is proposed to be conducted.

10.12.

Compliance with Law and other Instruments. The Borrower has conducted its business in accordance with all applicable laws of the countries in which it is or has conducted its business and is not in violation or default that could cause a Material Adverse Effect on the Borrower with respect to any law, or judgment of any court or any governmental agency, or any of the Borrower’s permits. To the Borrower’s best knowledge, there is no existing law, rule, regulation or order which would prohibit or restrict the Borrower from, or otherwise materially adversely affect the Borrower in, conducting its business in any jurisdiction in which it is now conducting business or in which it currently proposes to conduct business.

10.13.

Debts and Loan Facilities. Except as set forth in Appendix I, there are no debts owing by or to the Company or any Group Company in excess of $20,000, other than debts which have arisen in the ordinary course of business, nor has the Company or any Group Company borrowed or lent any money which has not yet been repaid. Neither the Company nor any Group Company are in default under any instrument constituting any material indebtedness or under any guarantee of any material indebtedness and no event has occurred which, under the terms of any such instrument or guarantee, such indebtedness or guarantee should be called or the liabilities thereunder accelerated before their due date (if any) or any loan facilities terminated.

10.14.

Security Interests. Appendices D-1 and D-2 set forth any and all the Security Interests existing in connection with any tangible or intangible assets and other property of the Borrower and/or any Group Company. Except as set forth in Appendices D-1 and D-2, no other Security Interest is existing and/or registered on the assets and property of the Company or any Group Company, except for the Security Interest created for the benefit of the Lender(s) hereunder.

10.15.

Reports. The Borrower has filed or furnished all forms, reports and documents with the SEC and other governmental agency that it has been required to file or furnish under any applicable securities or other law (all such forms, reports and documents, including exhibits and schedules, filed or furnished, together with any amendments thereto, the “Reports”). As of its filing or furnishing date (or, if amended or superseded by a filing or furnishing prior to the date of this Agreement, on the date of such amended or superseded filing or furnishing), (i) the Reports complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and any other applicable law, and (ii) The Reports did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

10.16.

Liabilities. Except as set forth in the Reports and Appendix I and except for normal liabilities arising in the ordinary course of business consistent with past practice, the Company does not have any liabilities, either accrued, contingent or otherwise, whether due or to become due, that individually or in the aggregate have had or would reasonably be expected to have a material adverse effect on the Company.

10.17.

Capitalization. As of the date hereof, the authorized and registered share capital of the Company is NIS 10,000,000, divided into 100,000,000 ordinary shares of NIS 0.1 par value each (hereinafter "Ordinary Shares"), 53,824,377 shares of which are issued and outstanding as of December 8, 2020. As of December 8, 2020, the Company’s share capital also consists of the following securities: Options outstanding- 1,446,500 options, Number of Options remaining available for future issuance under 2001 stock option plan – 632,000 options. Except as set forth herein and as arising under this Agreement, there are no other shares, convertible or other securities, outstanding warrants, options, or other rights to subscribe for, purchase, or acquire from the Company any securities of the Company, or under which the Company is, or may become, obligated to issue any securities.

10.18.

Taxation. The Company (i) has timely filed (taking into account any extensions of time in which to file) all returns and reports (including elections, declarations and disclosures) relating to taxes (“Tax Returns”) required to be filed with any governmental authority by the Company and (ii) has paid, or adequately reserved (in accordance with US GAAP) on the most recent Financial Statements for the payment of, all taxes required to be paid. The Company is not aware of any outstanding dispute, audit, investigation, proceeding or claim with any relevant taxation authority in relation to any material liability of the Company for taxation, any material relief, deduction, or allowance afforded to it, or in relation to the status or characterization of the Company or any of its enterprises under or for the purpose of any provision of any legislation relating to taxation.

11.

Lenders' Representations and Warranties. Each Lender hereby represents and warrants, severally and not jointly, as of the Effective Date and as of the date of the Initial Closing and the Second Closing, to the Company that:

11.1.

Power. The Lender has all requisite legal and other power and authority to execute and deliver the Transaction Documents to which it is a party and to carry out and perform its obligations under the terms thereof.

11.2.

Enforceability. The Transaction Agreements to be executed by such Lender, when executed and delivered by such Lender on the Initial Closing or the Second Closing, as the case may be, shall constitute the valid, binding and enforceable obligations of such Lender. If such Lender is a corporate entity, the execution, delivery and performance of the Transaction Documents by such Lender will not conflict with or result in a violation of, any of the terms, conditions and provisions of such Lender's governing instruments.

11.3.

Authorization. The execution, delivery and performance of the obligations of such Lender hereunder have been duly authorized by all necessary corporate action, if such Lender is a corporate entity, and will not violate any provision of any instrument, judgment, order, writ, decree or contract to which it is party or by which it is bound, or any provision of law, rule or regulation applicable to such Lender which would prevent the execution by such Lender of the Transaction Documents or the performance of its obligations thereunder.

11.4.

Private Placement. The Lender hereby represents that the shares that may be issuable thereto upon conversion of the Secured Amount shall be acquired for its own account for investment and not with a view to distribution or resale thereof. The Lender understands that such shares are being offered and sold to it in reliance upon specific exemptions from the registration requirements of United States federal and state securities laws and the prospectus requirements of the laws of the State of Israel and that the Company is relying upon the truth and accuracy of, and the Lender’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Lender set forth herein in order to determine the availability of such exemptions and the eligibility of the Lender to acquire such shares. At the time the Lender was offered such shares, it was, and as of the date hereof it is an “accredited investor” as defined in Regulation D under the Securities Act. The Lender, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Company, and has so evaluated the merits and risks of such investment. The Lender is able to bear the economic risk of an investment in the Company and, at the present time, is able to afford a complete loss of such investment. The Lender shall not be purchasing such shares as a result of any advertisement, article, notice or other communication regarding such shares published in any newspaper, magazine or similar media or broadcast over television, radio or the Internet or presented at any seminar or meeting any other general advertisement. The Lender acknowledges that it has had the opportunity to: (i) ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the offering herein and the merits and risks of investing in the Company’s equity; (ii) access to information about the Company and its financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) the opportunity to obtain such additional information that the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment and other transactions herein. The Lender agrees to the imprinting (or other evidence) of the following legend, together with such other legends as may be required by applicable law:

THE SHARES REPRESENTED BY THIS SHARE CERTIFICATE HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR SIMILAR LAWS IN OTHER JURISDICTIONS, AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION THEREUNDER, AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE COMPANY OR OTHER COUNSEL ACCEPTABLE TO THE COMPANY.

12.

Confidentiality. Each of the Lender(s) and the Company acknowledges that the (i) data and the information obtained by the Lender(s) from the Company or anyone on its behalf prior to or during the term of this Agreement (or after the term of the Agreement by virtue of rights granted under this Agreement) which relate to the Company and/or any Group Company and (ii) the terms and conditions more fully set forth in the Transaction Documents, shall be deemed “confidential information” pursuant to that certain Nondisclosure Agreement between the parties dated January 29, 2020. Each Lender other than the Lead Lender shall enter into a standard nondisclosure agreement in form satisfactory to the Company. Notwithstanding the above, in connection with reports to their shareholders and/or investors, the Lender(s) may, without first obtaining such written consent, make general statements regarding the nature and progress of the Company's business and provide non-confidential data and information. If the Company consents to disclosing non-public material information to a Lender’s shareholders and/or investors, such shareholders and/or investors shall agree to maintain such information in confidence and shall not trade the Company equity while (i) in possession of such non-public material information regarding the Company or (ii) such information has not been disclosed by the Company. Furthermore, the Lender(s) may disclose any data and information to their directors, officers employees and advisors on a need to know basis, provided that such recipients are bound by similar non-disclosure undertakings and prohibitions on trading as the Lender(s)’ undertakings with respect thereto. The Company and the Lead Lender (or the Majority Lender(s), if applicable) shall consult with each other in issuing any press releases or similar public statements with respect to the transactions contemplated hereby and no party shall issue any such press release or otherwise make any similar public statement, other than as required by law, without the prior written consent of the other parties, which consent shall not be unreasonably withheld or delayed, except that no prior consent shall be required if such disclosure is required by law, in which such case the disclosing party shall provide the other party with prior notice of such public statement. The Lender(s) acknowledge that the Transaction Documents may be deemed to be “material contracts,” as that term is defined by Item 601(b)(10) of Regulation S-K, and that the Company may therefore be required to file such documents as exhibits to reports or registration statements filed under the Securities Act or the Exchange Act. The Investors further agree that the status of such documents and materials as material contracts shall be determined solely by the Company, in consultation with its counsel. The Company acknowledges that the Agreement and Debenture (without appendices and exhibits) may be required to be filed pursuant to the Exchange Act as exhibits to Lead Lender’s Schedule 13D, which determination shall be determined solely by Lead Lender in consultation with its counsel.

13.	Miscellaneous.

13.1.

At any time and from time to time, each of the parties agrees, without further consideration, to take such actions and to execute and deliver such documents as, in the other party's opinion, may be reasonably necessary to carry out and give full effect to the provisions of the Transaction Documents and the intentions of the parties as reflected hereby and thereby, including without limitation a customary form of undertaking towards the IIA, if required.

13.2.

Borrower may not assign or transfer any of its rights and obligations under this Agreement. Each Lender may assign its rights and obligations under this Agreement to any of the following (each a “Permitted Transferee”) without having to obtain the Company’s consent: (i) any entity which controls, is controlled by, or is under common control with, such Lender, (ii) if the Lender is a trustee or is appointed to act on behalf of others - its beneficiaries, or (iii) any other Lender. The transfer of rights and obligations by a Lender to a Permitted Transferee shall be contingent upon the Permitted Transferee undertaking in writing to assume all obligations of the Lender (in its capacity as a Lender) under the applicable Transaction Documents by executing an appropriate joinder to such agreements with the Company. The foregoing provisions shall apply, mutatis mutandis, to the transfer of rights and obligations by a Permitted Transferee.

13.3.	This Agreement may not be amended, supplemented, discharged, terminated or altered except in writing signed by the Company and the Majority Lender(s).

13.4.

This Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subject matter hereof and supersedes all prior agreements between the parties hereof with regard to such subject matter.

13.5.

No failure or delay by any party to this Agreement to enforce at any time any of the provisions hereof, or to exercise any power or right hereunder, shall operate as or be construed to be, a waiver of any such provision, power or right. Any waiver of any provision hereof or any power or right there under shall be in writing and shall be effective only in the specific instance and for the purpose for which given.

13.6.

Any notice required or permitted there under shall be in writing and shall be sent by courier, registered mail or confirmed facsimile to the parties hereto at the respective addresses set forth in this Agreement, as may be changed by each of the parties in a written notice from time to time.

13.7.

At the Initial Closing, the Company shall reimburse the Lead Lender for all reasonably documented costs and expenses incurred by it directly related to the transactions contemplated in the Transaction Documents, including legal fees and expenses, in an aggregate amount not exceeding forty two thousand and five hundred US dollars (US $42,500) plus VAT against validly issued tax invoices, if applicable, which shall be deducted from the Initial Tranche otherwise payable hereunder by the Lead Lender (such amount to be treated for all purposes under this Agreement as having been paid to the Company by the Lead Lender as part of the Initial Tranche).

13.8.

All payments under this Agreement or any other Transaction Documents by the Borrower, whether by way of principal, interest or otherwise, shall be made net of, without deduction or offset for, and free and clear of, any Israeli imposed taxes and withholdings, including VAT, if applicable.

13.9.

This Agreement shall be governed in all respects by the laws of State of Israel, without regard to the principles of conflict of law, and the courts of Tel Aviv-Jaffa will have exclusive jurisdiction over all matters arising from this Agreement.

13.10.

For as long as any portion of the Secured Amount remains outstanding Borrower shall provide to Lead Lender and each Additional Lender(s), to the extent existing, a monthly profit and loss report and balance at the end of each month of available cash, restricted cash and loans for each calendar month (the first such month being November 2020), within 15 days of the end of such month (the “Monthly Report”). The Monthly Report in respect of October 2020, shall be provided together with the aforesaid November 2020 Monthly Report.

[Signature page to follow]

IN WITNESS WHEREOF the parties have signed this Agreement as of the date first hereinabove set forth.

On Track Innovations, Ltd.

By:	/S/ Yehuda Holtzman
Name:	Yehuda Holtzman
Title:	Chief Executive Officer

By:	/S/ Assaf Cohen
Name:	Assaf Cohen
Title:	Chief Financial Officer

The JERRY L. IVY, JR., DESCENDANTS’ TRUST

By:	/S/ Jerry L. Ivy, Jr.
Name:	Jerry L. Ivy, Jr.
Title:	Trustee

[Signature Page to Loan Financing Agreement]

Appendix A – Allocation of Second Tranche

Lenders	Investment Amount in USD

Total

Appendix B – Budget

Appendix C – Debenture

Appendix D-1 – Company Permitted Security Interests

Appendix D-2 – Company Group Permitted Security Interests

Appendix E – Intellectual Property

Appendix F – Litigation

Appendix G – Financial Statements

Appendix H – Changes

Appendix I – Debt and Loan Facilities